Filed by Amplitude Healthcare Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Amplitude Healthcare Acquisition Corporation

Commission File No. 001-39138

Date: June 1, 2021

Jasper Therapeutics to Host Webcast to Review Updated 90-day Data from Phase 1 Clinical Trial of JSP191 That is Being Presented at 2021 ASCO Virtual Annual Meeting

Webcast scheduled for Tuesday, June 8, 2021, at 12:00 pm ET

REDWOOD CITY, Calif. – June 1, 2021 – Jasper Therapeutics, Inc., a biotechnology company focused on hematopoietic cell transplant therapies, today announced that the company will host a conference call and webcast to review updated 90-day efficacy, safety and pharmacokinetic data from its ongoing multicenter Phase 1 clinical trial of JSP191, the company’s anti-CD117 monoclonal antibody, as a targeted, non-toxic conditioning regimen in older patients with myelodysplastic syndromes (MDS) or acute myeloid leukemia (AML) undergoing allogeneic hematopoietic (blood) cell transplantation.

The webcast, which will take place on Tuesday, June 8, 2021 at 12:00 pm ET, will include presentations from Jasper management, along with guest speakers:

•	Lori Muffly, M.D., M.S., Assistant Professor of Medicine (Blood and Bone Marrow Transplantation) at Stanford Medicine and lead investigator of the study. Dr. Muffly will present the JSP191 data in a poster session at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting, which is being held online June 4-8, 2021.
•	Gail Roboz, M.D., Professor of Medicine (Hematology and Medical Oncology) and Director of the Clinical and Translational Leukemia Program at Weill Cornell Medicine.

Conference Call and Webcast Details:

A live webcast of the event, including presentation slides, will be available on Tuesday, June 8, 2021 at 12:00 pm ET by clicking here. To access the investor event by phone and participate in the question and answer session, dial 1-877-705-6003 (domestic) or 1-201-493-6725 (international) and reference conference ID: 13720248. A replay of the webcast will be available for 90 days following the live event.

About MDS and AML

Myelodysplastic syndromes (MDS) are a group of disorders in which immature blood-forming cells in the bone marrow become abnormal and do not make new blood cells or make defective blood cells, leading to low numbers of normal blood cells, especially red blood cells.i In about one in three patients, MDS can progress to acute myeloid leukemia (AML), a rapidly progressing cancer of the bone marrow cells.i Both are diseases of the elderly with high mortality. Each year, about 29,000 patients are diagnosed with MDS and approximately 42,000 patients are diagnosed with AML in the G7 countries for which approximately 2,500 patients with MDS and approximately 8,000 people with AML receive hematopoietic stem cell transplants. While hematopoietic cell transplantation is potentially curative in these patients, its use is limited in older and frail patients because standard high dose myeloablative conditioning is associated with severe toxicities and standard low dose conditioning has limited efficacy.

About JSP191

JSP191 is a humanized monoclonal antibody in clinical development as a conditioning agent that blocks stem cell factor receptor signaling leading to clearance of hematopoietic stem cells from bone marrow, creating an empty space for donor or gene-corrected transplanted stem cells to engraft. To date, JSP191 has been evaluated in more than 90 healthy volunteers and patients. It is currently enrolling in two clinical trials for myelodysplastic syndromes (MDS)/acute myeloid leukemia (AML) and severe combined immunodeficiency (SCID) and expects to begin enrollment in three additional studies in 2021 for severe autoimmune disease, sickle cell disease and Fanconi anemia patients undergoing hematopoietic cell transplantation.

About Jasper Therapeutics

Jasper Therapeutics is a biotechnology company focused on the development of novel curative therapies based on the biology of the hematopoietic stem cell. The company is advancing two potentially groundbreaking programs. JSP191, a anti-CD117 monoclonal antibody, is in clinical development as a conditioning agent that clears hematopoietic stem cells from bone marrow in patients undergoing a hematopoietic cell transplantation. It is designed to enable safer and more effective curative allogeneic and autologous hematopoietic cell transplants and gene therapies. In parallel, Jasper Therapeutics is advancing its preclinical engineered hematopoietic stem cell (eHSC) platform, which is designed to overcome key limitations of allogeneic and autologous gene-edited stem cell grafts. Both innovative programs have the potential to transform the field and expand hematopoietic stem cell therapy cures to a greater number of patients with life-threatening cancers, genetic diseases and autoimmune diseases.

# # #

Contacts

Lily Eng

Real Chemistry

206-661-8627

leng@realchemistry.com

Jeet Mahal

Jasper Therapeutics

650-549-1403

jmahal@jaspertherapeutics.com

__________________________________________

i American Cancer Society. About Myelodysplastic Syndromes. https://www.cancer.org/cancer/myelodysplastic-syndrome/about/what-is-mds.html. Accessed May 3, 2021.

Important Information and Where to Find It

In connection with the proposed transaction between Amplitude Healthcare Acquisition Corporation (“Amplitude”) and Jasper Therapeutics, Inc. (“Jasper Therapeutics”), Amplitude intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. Promptly after the registration statement is declared effective by the SEC, Amplitude will mail the definitive proxy statement/prospectus and a proxy card to each stockholder as of a record date for the meeting of Amplitude stockholders to be established for voting on the proposed business combination. Investors and security holders of Amplitude are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Amplitude will file with the SEC when they become available because they will contain important information about Amplitude, Jasper Therapeutics and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Amplitude with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by Amplitude with the SEC also may be obtained free of charge upon written request to 1177 Avenue of the Americas, Fl 40, New York, New York 10036.

Participants in the Solicitation

Amplitude and its directors and executive officers may be deemed participants in the solicitation of proxies from Amplitude’s stockholders with respect to the business combination. Information about Amplitude’s directors and executive officers and a description of their interests in Amplitude will be included in the proxy statement/prospectus for the proposed transaction and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed transaction when available.

Jasper Therapeutics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Amplitude in connection with the proposed business combination. Information about Jasper Therapeutics’ directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Amplitude, the combined company or Jasper Therapeutics, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. These statements are based on the current expectations of Amplitude's and Jasper’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amplitude and Jasper. These statements are subject to a number of risks and uncertainties and actual results may differ materially. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Amplitude and Jasper presently do not know or that Amplitude and Jasper currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Amplitude's and Jasper’s expectations, plans or forecasts of future events and views as of the date of this communication. Amplitude and Jasper anticipate that subsequent events and developments will cause Amplitude's and Jasper’s assessments to change. However, while Amplitude and Jasper may elect to update these forward-looking statements at some point in the future, Amplitude and Jasper specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amplitude’s and Jasper’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.